
07005517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Claymore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2455 Corporate West Drive
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven M. Hill **(630) 505-3712**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Claymore Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title



Notary Public


"OFFICIAL SEAL"
Susan Pittner
Notary Public, State of Illinois
My Commission Exp. 03/31/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Claymore Securities, Inc.
December 31, 2006
With Report of Independent Registered Public Accounting Firm

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Claymore Securities, Inc.

We have audited the accompanying statement of financial condition of Claymore Securities, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
February 24, 2007

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 2,567,629
Deposit with clearing broker	100,796
Trade receivables	4,379,668
Securities owned, at market value	1,533,112
Furniture and equipment (net of accumulated depreciation of $145,900)	134,946
Other assets	203,773
Total assets	$ 8,919,924
Liabilities and stockholder's equity	
Accrued compensation	$ 2,088,256
Accrued product costs	1,120,405
Due to clearing broker	887,092
Accounts payable and other accrued liabilities	172,018
Deferred tax liability, net	8,291
Total liabilities	4,276,062
Stockholder's equity:	
Common stock without par value, $10 stated value, 100,000 authorized shares, 95,500 shares issued; 71,965 shares outstanding	955,000
Additional paid-in capital	2,059,993
Retained earnings	19,432,812
Less treasury stock, at cost (23,535 shares)	(405,841)
Less receivable from Parent	(17,398,102)
Total stockholder's equity	4,643,862
Total liabilities and stockholder's equity	$ 8,919,924

See accompanying notes.

Claymore Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Claymore Securities, Inc. (the "Company") acts as sponsor, portfolio supervisor, and securities evaluator to various equity and fixed income unit investment trust portfolios. The Company also participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company is a wholly owned subsidiary of Claymore Group Inc. (the "Parent").

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker dealer with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company clears its securities transactions on a fully disclosed basis through Pershing (the "Clearing Broker").

Trade Receivables

Trade receivables consist of out-of-pocket costs for which fund reimbursement is expected, monthly secondary market servicing fees, evaluation fees, deferred sales charges, and creation and development fees related to unit investment trust portfolios sponsored and supervised by the Company.

Securities Owned

Securities are recorded on a trade-date basis. Exchange-traded and closed-end funds are valued at quoted market values. Unit investment trusts and open-end funds are carried at the net asset value.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Tax Status

The Company is included in the consolidated federal income tax return filed by the Parent. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with the terms of the Tax Sharing Intercompany Agreement with the Parent, all current taxes are paid to the Parent through the receivable from Parent in the statement of financial condition.

Furniture and Equipment

Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments in money market funds, which are readily convertible to cash. Amounts presented on the statement of financial condition approximate fair value.

1. Organization and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company measures and records stock-based compensation expense in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"). The Parent allocates stock-based compensation expense determined in accordance with SFAS No. 123(R) for stock options granted to the employees of the Company.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company beginning on January 1, 2007. The Company does not believe the impact of FIN 48 will have a material effect on its financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS No. 157 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact of this standard.

2. Securities Owned

Securities owned at December 31, 2006, consisted of the following:

Unit investment trusts sponsored by the Company, which contain underlying portfolios of:	
U.S. government securities	$ 30,840
Equity securities	102
Total unit investment trusts	30,942
Exchange-traded funds	112,920
Closed-end funds	850,305
Open-end funds	538,945
	$ 1,533,112

3. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2006:

Office equipment	$ 259,356
Furniture	21,490
	280,846
Less accumulated depreciation	145,900
	$ 134,946

4. Income Taxes

There were no current taxes payable to the Parent at December 31, 2006.

5. Employee Benefit Plan

The Company participates in a 401(k) plan sponsored by its Parent covering substantially all employees. Participants may contribute from 1% to 90% of their compensation on a pretax basis, subject to certain limitations as set forth in the 401(k) plan agreements. The Company can contribute a discretionary amount, subject to certain limitations as set forth in the 401(k) plan agreements.

6. Commitments

The Company leases office space under noncancelable leases with certain renewal options for similar terms.

At December 31, 2006, the Company's future minimum rental commitments based upon the terms under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

	Operating Leases
2007	$ 86,127
2008	87,813
2009	81,912
	$ 255,852

As of December 31, 2006, the Company was contingently liable in the amount of $465,000 under bank letters of credit used to seed the unit investment trusts.

7. Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, accounts payable and other accrued liabilities are carried at the contracted amount, which approximates fair value.

8. Related Parties

The Company makes in-kind distributions of deferred sales charges to the Parent. These distributions are reflected in the receivable from Parent in the statement of financial condition. These deferred sales charges are related to the sales of unit investment trust portfolios sponsored and supervised by the Company. These receivables are used by the Parent to collateralize certain debt of the Parent.

8. Related Parties (continued)

The Parent allocates certain costs including compensation-related benefits, facility costs, and other general and administrative costs to the Company. These amounts are included in the receivable from Parent on the statement of financial condition. The results are recognized on the individual entity's statements of operations and applied to intercompany balances. The receivable from Parent balance may fluctuate based on the cash management needs of the Company and its affiliates.

9. Off-Balance Sheet Credit and Concentration of Risk

The Company has entered into a fully disclosed clearing agreement with the Clearing Broker for all unit investment trust trades between the Company and unaffiliated broker/dealer firms. The Company does not maintain accounts for public customers for unit investment trust transactions and, therefore, the Company does not effect unit investment trust transactions directly with members of the public. Consequently, at December 31, 2006, there were no amounts to be indemnified to the Clearing Broker for customer accounts.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain a minimum deposit of $100,000.

10. Stock-Based Compensation

The Company's employees participate in the Claymore Group, Inc.'s 2006 Stock Option Plan (the "Plan"). The Company records its allocated share of the Parent's stock-based compensation costs. The Parent did not issue any stock-based compensation awards prior to the effective date of SFAS No. 123(R). The Plan permits the grant of up to 750,000 shares of stock in the form of nonqualified stock options to employees and consultants of the Parent and its subsidiaries. These options have an exercise price that is equal to the fair value of the Parent's stock on the date of grant. Options have a ten-year life and generally have a one- to three-year vesting period, although some options were issued with immediate vesting.

The Parent applied the provisions of SEC Staff Accounting Bulletin No. 107, *Share-Based Payments* ("SAB No. 107") in developing the methodology to estimate the fair value of each option award. The fair value is estimated on the date of grant using a Black-Scholes option valuation model. The Parent used an implied volatility of public companies in its industry sector. The expected term assumption was established by adopting SAB No. 107's simplified method which uses an average of the vesting and contractual terms. The risk-free rate is based on the U.S. Treasury rates for the expected term of the option.

11. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule prohibits a broker-dealer from engaging in any securities business at a time when its net capital is less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $885,804 and $225,379, respectively. The Company's ratio of aggregate indebtedness to net capital was 3.82 to 1.

END